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Exhibit 12.1

Antero Resources LLC
Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	2005	2006	2007	2008	2009	Pro forma 2009	Three Months Ended March 31, 2010
Earnings:
Net income (loss) before income taxes	(46,634)	(8,583)	(38,153)	86,709	(109,137)	(109,137)	100,164
Interest expense	592	1,366	25,124	37,594	36,089	36,089	13,292
Interest component of rental expense	69	67	99	175	295	295	67

Earnings	(45,973)	(7,150)	(12,930)	124,478	(72,753)	(72,753)	113,523

Fixed charges:
Interest expense	592	1,366	25,124	37,594	36,089	36,089	13,292
Interest component of rental expense	69	67	99	175	295	295	67
Pro forma adjustments:
Incremental interest expense on issuance of notes						20,161

Fixed charges	661	1,433	25,223	37,769	36,384	56,545	13,359

Ratio of earnings to fixed charges	NA	NA	NA	3.30	NA	NA	8.50

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Antero Resources LLC Ratio of Earnings to Fixed Charges (in thousands, except ratio)